

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Ted J. Jastrzebski
Chief Financial officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re: UGI Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 20, 2020**
> **File No. 001-11071**

Dear Mr. Jastrzebski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation